UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo,

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Mexico City, Mexico, December 21, 2022

On December 20, 2022, Vista Energy, S.A.B. de C.V. (“Vista”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange) repurchased 50,000 Series A shares of Vista, at a price of Mexican Pesos 284.73 per Series A share. These repurchases were made in furtherance of the approval granted at the general ordinary shareholders’ meeting held on December 7, 2022. The total amount of these Series A shares repurchases, excluding fees and value-added tax, was approximately Mexican Pesos 14,236,500. After giving effect to such repurchases, there were 88,201,250 Series A shares outstanding, and 250,000 Series A shares held in Treasury derived from repurchases carried out by Vista since December 12, 2022. Vista engaged Casa de Bolsa Credit Suisse (México), S.A. de C.V. to execute these Series A shares repurchases.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2022

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer